UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Park Capital Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 N Orange Avenue, 23rd Floor
                                    (No. and Street)

Orlando   FL   32801
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rajib Das   212 257-6470
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S Certified Public Accountants PLLC
                    (Name – if individual, state last, first, middle name)

97 Froechlich Farm Blvd.   Woodbury   NY   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajib Das _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Park Capital Markets, LLC _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON PARK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lexington Park Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lexington Park Capital Markets, LLC (the "Company") (a New York corporation), as of December 31, 2020 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lexington Park Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 11 and 12, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
March 25, 2021

Lexington Park Capital Markets, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	13,233
Fee Income Receivable		-
Prepaid Expenses		5
Total assets	$	13,238

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	1,445
Total liabilities	1,445
Member's equity	11,793
Total liabilities and members' equity	$ 13,238

Lexington Park Capital Markets, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenue		
Advisory Fees	$	19,126
Total revenues		19,126
Expenses		
Fidelity Bond		850
Regulatory fees and expenses		3,524
Professional fees		18,680
Rent and Telephone		1,200
Total expenses		24,254
Net Income (Loss)	$	(5,128)

Lexington Park Capital Markets, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Member's Equity January 1, 2020	$	15,721
Net Income (Loss)		(5,128)
Member's Contributions		1,200
Distributions to members		-
Member's Equity December 31, 2020	$	11,793

Lexington Park Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows provided by operating activities:		
Net Income (Loss)	$	(5,128)
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Increase (Decrease) in Cash Flows as a result of changes		
in asset and liability account balances:		
Decrease in prepaid expense		832
Decrease in accounts payable and accrued expenses		(3,805)
Net cash provided by operating activities		(8,101)
Cash flows provided by financing activities		
Capital Contirbutions		1,200
Net Cash provided by financing activities		1,200
Net decrease in cash and cash equivalents		(6,901)
Cash, beginning of year		20,134
Cash, end of year	$	13,233

(1) <u>**Organization**</u>

Lexington Park Capital Markets, LLC, (the "Company"), is a wholly owned subsidiary of the Lexington Park Group, LLC. Founded in 2011, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC is a member of FINRA and SIPC.

Lexington Park Capital Markets has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting merger and acquisition transactions. Lexington Park Capital Markets had an original business anticipated doing 50%-60% of its business related to M&A representation, with the remaining 40%-50% related to arranging financings.

(2) <u>**Summary of Significant Accounting Policies**</u>

(a) Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

(d) Fair Value of Financial Instruments (continued)

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2020, the Company's cash equivalent includes only "Cash in Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(e) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2020.

(f) Concentration, Risk and Credit Risk

During the Year End December 31, 2020, the Company derived 100% of revenues from one customer with concentrations greater than 10% as follows

Customer A $19,125 100%

(*g*) Concentration, Risk and Credit Risk (continued)

The Company maintains its cash in bank account at high credit quality financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC). The balances have not exceeded federally insured limits of $ 25,000 during the year ended December 31, 2020

(h) Revenue Recognition

Fee income receivable at December 31, 2020 is comprised of a single receivable of one of these customers. The Company earns revenue from investment banking and consulting in accordance with the provision of the respective agreements. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

3) Related Party Transactions

During 2020, the Company incurred costs of $1,200 for the sublease of the office to Lexington Park Advisors, LLC. Rajib Das, the 100% Partner of this Broker Dealer is also 100% Partner of Lexington Park Advisors, LLC. The rent was treated as a contribution from the Partner on the books of the Company.

(4) Commitments and Contingencies

The sub lease for the Orlando, Florida office of one hundred dollars ($ 100.00) is on a month to month basis with no expiration date, therefore no minimum lease payments are disclosed.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $11,793 which was $6,788 in excess of its required net capital of $5,000. Aggregate indebtedness was $1,445.The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .9633 to 1.

(6) New Accounting Pronouncements

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard was effective for the Company for the annual reporting period beginning after December 15, 2017.

(6) New Accounting Pronouncements (continued)

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

(7) Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(8) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through March 25, 2021.

<u>Supplemental Information</u>

Lexington Capital Markets, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

Net capital computation:

Total Members' Equity	$	11,793
Deductions on non-allowable assets		
Non-allowable assets:		
Prepaid Expenses		5
Total non-allowable assets		5
Net capital		11,788
Required Minimum Net Capital		5,000
Excess Net Capital	$	6,788

Reconciliation:

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	1,445
Ratio of aggregate indebtedness to net capital		.9633 TO 1
Net capital, per unaudited December 31, 2020 FOCUS report, as filed	$	11,758
Net audit adjustments		-
Net capital, per December 31, 2020 audited report, as filed	$	11,758

<u>Statement Pursuant to Paragraph (d)(4) of Rule 17a-5</u>

No material differences exist between the net capital computation
above and the computation of net capital per the FOCUS report as reported .
on the Company's unaudited Form X-17A-5 Part IIA filing at December 31, 2020.

Lexington Park Capital Markets, LLC
Supplementary Information Pursuant to Rule 17A-5
of the Securities Exchange Act of 1934
December 31, 2020

Lexington Park Capital Markets, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under Rule 15c3-3.

b. Information relating to the Possession or Control Requirements under Rule 15c3-3.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lexington Park Capital Markets, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Lexington Park Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Park Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 25, 2021

Lexington Park Capital Markets, LLC
Supplementally Information pursuant to rRule 17a-5
of the Securities and Exchange Act of 1934;
Exemption Report

I, as the sole member of management of Lexington Park Capital Markets, LLC (the Company) am responsible for complying with 17 C.F.R. §240.17a-5: " Reports to be made by certain brokers and dealers" and complying with 17 C.F.R.§ 240.15c3-3 (exemption provision pursuant to Paragraph (k)(2)(i). I have preformed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i), and

(2) I met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year 12/31/2020 without exception.

I, Rajib Das, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

X
_____
Rajib Das
President

March 25, 2021